

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

June 24, 2009

By Facsimile and U.S. Mail

Mr. W. Ron Hinson
Principal Accounting Officer
The Southern Company
30 Ivan Allen Jr. Boulevard NW
Atlanta, GA 30308

> **Re:** **The Southern Company**
> **Alabama Power Company**
> **Georgia Power Company**
> **Gulf Power Company**
> **Mississippi Power Company**
> **Southern Power Company**
> **Forms 10-K for the year ended December 31, 2008**
> **Filed February 29, 2009**
> **Forms 10-Q for the period ended March 31, 2009**
> **Filed May 7, 2009**
> **File Nos. 1-3526, 1-3164, 1-6468, 0-2429, 001-11229, and 333-98553**

Dear Mr. Hinson:

We reviewed your response letter dated June 12, 2009, to our comment letter dated May 29, 2009, and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. With regard to this comment, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended December 31, 2008

2. Retirement Benefits, page II-67

1.   We note your response to comment 5 of our letter dated May 29, 2009. Please provide to us your historical returns for the trusts by asset classes for the 10, 15 and 20 year periods ended December 31, 2008. In this regard, a longer period of historical returns may be more indicative of a market cycle. To the extent your historical returns significantly fall below your expected return of 8.50%, then explain in detail how you could have reasonably concluded such an expected return was appropriate to use as of December 31, 2008. We may have further comment.

        Please respond to the above comment within 10 business days or tell us when you will provide us with a response. Please submit your correspondence over EDGAR. You may contact Robert Babula, Staff Accountant, at (202) 551-3339, if you have questions regarding this comment, or on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

                                        Sincerely,

                                        /s/ Andrew Mew
                                        Andrew Mew
                                        Accounting Branch Chief